Beamz Interactive, Inc.

15354 N. 83rd Way
Suite 102
Scottsdale, Arizona 85260

June 11, 2012

[Mail Stop 3628]

Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D. C. 20549-3628

Re:	Beamz Interactive, Inc.
Registration Statement on Form 10-12(g)
Filed April 19, 2012
File No. 0-54662

Dear Mr. Spirgel:

On behalf of Beamz Interactive, Inc., this letter responds to your comment letter dated May 16, 2012. The Company’s answers are set forth below under your numbered comments.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE: Acknowledged and understood.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

2.	Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, the Gallup survey you reference on page 6. Please highlight the specific portions that you are relying upon so that we can reference them easily.

RESPONSE: A reference chart and excerpts of the requested studies have been included herewith under Appendix A.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

-	Describe how and when a company may lose emerging growth company status;

-	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

-	State your election under Section 107(b) of the JOBS Act:

▪	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

▪	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE: In response to the above comment, we have (a) revised page 1 of the registration statement to make the requested disclosures under the new heading “Emerging Growth Company Status”, (b) included an explanation under “Risk Factors—Risks Related to Our Shares of Common Stock” addressing exemptions available to us, and factors affecting our status, as an “emerging growth company” under the JOBS Act, and (c) included a description under “Recent Accounting Pronouncements.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

4.	Please update your financial statements pursuant to the applicable sections of Rule 8-08 of Regulation S-X.

RESPONSE: The financial statements have been updated to include the applicable interim periods as required by Rule 8-08 of Regulation S-X.

Business, page 2

5.	Please revise to clarify the sentence under “Products” that states, “The installed base for our first and second generation products is approximately 10,000 units.”

RESPONSE: The sentence in question has been revised as requested.

6.	Please revise this section throughout to describe more precisely what your products do and do not do, and how they can be used. As examples only, we note the following:

-	What is meant on page 2 by the phrase “play a wide range of musical instruments”? In what sense is the user playing a musical instrument? How similar are the sounds produced to those of traditional musical instruments?
-	Does manipulation of the laser beams play actual notes, like a traditional musical instrument, or merely audio samples or music clips? How much control does the user have over the notes, and how much of the sounds that are produced are due to the software or to pre-programming of the device?
-	What do you mean on page 3 by “creatively interact” and “interactively play along with the hit song”?
-	On page 4 you state that the Beamz Pro Product enables “original composition and song development capability,” and “a wide range of creative music composition capabilities.” How does it effectively provide users with such capabilities?

RESPONSE: Several paragraphs have been added and other sentences revised under the “Products” section to clarify the products’ capability.

Sales and Distribution Strategy, page 7

7.	Please revise to disclose your sales and distribution strategies employed to date.

RESPONSE: The section has been revised as requested.

Competition, page 9

8.	You state on page 9 that there are no direct competitors with your products and services. However, it appears that there are many indirect competitors, such as electronic keyboards, computers, traditional musical instruments, and musical games such as Guitar Hero. Please revise to clarify the nature of your products and how they compare or contrast with such products.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

RESPONSE: The section has been revised as requested.

License Agreement, page 9

9.	We note that you have not filed the Licensing Agreement with Beamz Cypher Partnership LLC as an exhibit to your registration statement. Please advise or revise. Refer to Item 601 of Regulation S-K.

RESPONSE: The registration statement has been revised to include the Licensing Agreement with Beamz Cypher Partnership LLC as Exhibit 10.23.

10.	We note that you have signed licensing agreements with major labels, including EMI Music Services, Walt Disney Records, and Blind Pig Records. Please revise your registration statement to more fully disclose and describe the material terms of these agreements.

RESPONSE: This section has been revised as requested.

Revenues, page 19

11.	Per your disclosure, revenue decreased due to the transfer of retail customers and channels to Cypher as part of your strategic relationship. However, on page F-32, you stated that there has been no activity in the partnership through December 31, 2011. Considering that there was no partnership activity with Cypher that would have accounted for the diversion of your sales, it is unclear to us how revenues declined. Please advise us or revise.

RESPONSE: Beamz has licensed the right to manufacture its products to the 50/50 partnership between Cypher and Beamz. When implemented the partnership, or Cypher pursuant to a sub license from the partnership, will pay a royalty to Beamz on all units it manufactures and sells at the time of such sales. To date, there have not been any such manufacturing and sales that are subject to a royalty under this partnership agreement.

Because Beamz had inventory of its products available, in order to facilitate Cypher’s market entry the Company sold product directly to Cypher (i.e. not pursuant to the license agreement or partnership). As part of this arrangement the Company allowed Cypher to pursue most retail consumer product sales and channels, thereby eliminating a portion of the Company’s historical sales, and sales opportunities, to certain retailers. This section has been revised to describe such direct sales.

Results of Operations, page 19

Cost of Product Revenues, page 20

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

12.	We note that for the six months ended December 31, 2010 and the year ended June 30, 2011, you recorded an inventory write-down totaling $258,000. However, on page F-9, you disclosed an inventory impairment charge of approximately $68,500 in 2011 and $58,000 in 2010 resulting from the write-off of the first generation model C6 Beamz product components and the finished goods to the lower of cost or market. Please reconcile the discrepancy between your MD&A disclosure and the corresponding note in the financial statements. Additionally, tell us why costs of revenue for the year ended June 30, 2010 and the six months ended December 31, 2010 were significantly less than their comparative periods in 2011, after excluding the effect of the write-downs.

RESPONSE: The $258,000 write-down amount noted in MD&A for December 31, 2010, was an error. This amount should have been $128,500. The six month financial statements have now been replaced with the nine month financial statements.

For the period ending June 30, 2011, the cost of revenues were higher than the prior year because there were significant production start up cost, including expedited freight cost, associated with the introduction of the Company’s second generation product in the third quarter of 2010.

For the period ending December 31, 2011, the primary reason for the higher cost of revenues is that to initiate our relationship approximately $83,200 of product was sold to our new strategic partner, Cypher Entertainment, at approximately our cost. Consequently, the cost of sales for this transaction, which was part of the initiation of our strategic relationship, was very high.

General and Administrative Expenses, page 20

13.	Addressing major cost components, including but not limited to consulting fees, please include a comparative discussion of general and administrative expenses for the years ended June 30, 2011 and 2010. Additionally, please clarify how you revised your overhead as part of your strategic relationship with Cypher and other prospective relationships.

RESPONSE: The section has been revised to include the requested discussion and clarification. Please note the overhead restructure as the result of our relationship with Cypher and other strategic parties was not adjusted until Q1 and Q2 of fiscal 2012.

Comparison of the Year ended June 30, 2011 to the Year ended June 30, 2010, page 20

14.	Please revise to more fully describe how “increasing awareness” of your Beamz Player and Beamz Pro products led to the 122% revenue increase between the periods compared.

RESPONSE: The section has been revised to include the requested discussion and clarification.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

Management and Organization, page 25

15.	Please revise the individual discussions of business experience to provide more specific dates of service for both present and past occupations, including the date when the individual began his or her service with the company.

RESPONSE: The director and management biographies have been revised to provide more specific dates of service for both present and past occupations, including the date on which each individual began his or her service with the company.

16.	For each director, please revise to disclose the qualifications and attributes that led to your determination that the individual should serve on your board of directors. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The director biographies have been revised to provide more specific disclosure regarding the qualifications and attributes that led to our determination that each individual should serve on our board of directors.

2011 Director Compensation, page 28

17.	Please provide a narrative to explain the data in the table, including disclosure of the standard compensation arrangements for directors. Refer to Item 402(r)(3) of Regulation S-K.

RESPONSE: This section has been revised to include the requested narrative explanation as required by Item 402(r)(3) of Regulation S-K.

2010-2011 Bridge Loans, page 31

18.	Please help us reconcile the sum totals for the columns in the table herein to their corresponding respective captions in the Statements of Changes in Stockholders’ Equity (Deficit) on page F-5. For each transaction party or service provider, including but not limited to related parties, please provide all associated information set forth on page 31, including the actual number of common shares to which they were entitled and the number of Series D Convertible Preferred Shares into which their respective debt was converted. Also please include the number of shares which they will receive upon the sale of the Company.

RESPONSE: The requested information is provided in tabular format in the attached Appendix B. The conversion of the 2010-2011 Bridge Loans made up 211,417 of the 800,440 shares of Series D Preferred Stock issued.

19.	Citing your basis in the accounting literature, tell us how you determined the equivalent shares of stock associated with the services provided and the nature of such services, as well as the common share equivalents for cash received from the bridge loan. In order that we may better understand how you recorded the transaction, please provide us journal entries illustrating how you recorded the transaction.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

RESPONSE: The Company recorded the value of the non-cash payments pursuant to ASC paragraph 718, which requires that an entity record the value of a transaction with a nonemployee based on the more reliably measurable fair value of either the good or service received or the equity instrument issued. Management believes that since an agreed upon value was established with each vendor for their services that that value is the more reliable measure. This amount was then paid by issuing securities in the bridge financing as follows: a bridge note was provided in an amount equal to 99.5% of the agreed upon service fee, plus a number of shares of common stock were issued equal to 1.5 times the amount of the service fee at a price of $1/share. For example, if $10,000 of services were provided, the contractor would receive a bridge note for $9,950 plus 15,000 common shares.

Vendors receiving such non-cash compensation included our board (as disclosed in the registration statement), our CEO (via TM 07 Investors, LLC), and the following classes of contractors: web designers and engineers, as well as operations, sales, printing, and marketing vendors.

Recent Sales of Unregistered Securities, page 34

20.	Please revise the schedule for common stock issuances and related disclosures herein to reconcile to the number of shares reported in the Statements of Changes in Stockholders’ Equity on page F-5 and elsewhere in the notes to the financial statements. For instance, we are unable to identify transactions related to the issuance of 7,993,904 common shares reported in the Statement of Stockholders’ Equity to transactions reported herein. Additionally, it is unclear how the issuance of 181,500 shares of stock for services as reported in the Statement of Stockholders’ Equity reconciles to the common stock schedule on page 34.

RESPONSE: The Company issued the 7,993,904 shares of common stock with the 2010-2011 Bridge loans, the detail of which is included in Appendix B attached hereto. The schedule on page 34 has been revised to reflect all issuances of common stock excluding the 7,993,904 issued with the Bridge Loans and issuances to affiliated persons which have been disclosed elsewhere in the registration statement.

Balance Sheets, page F-3

21.	Please revise to report a total number of 1,300,000 shares authorized for Series D Convertible Preferred Stock. Refer to your disclosure on page F-17.

RESPONSE: The disclosure on page F-3 has been revised to reflect 1,300,000 authorized and 800,440 issued shares of Series D Convertible Preferred Stock.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

22.	Please include a note to describe the major elements of Prepaid Expenses and tell us the reason for the decrease in the balance as reported on page F- 21.

RESPONSE: Three major elements of Prepaid Expenses were directors fees, consulting and development fees for which promissory notes were issued and later converted to equity on June 1, 2011. The director, consulting and development fees were amortized over the term of the related contracts which was twelve months unless otherwise specified. The development fees were recognized as a design and engineering expense while the consulting and board fees were recognized as a general and administrative expense. The decrease in the balance reported at December 31, 2011 as compared to the balance reported at June 30, 2011 was due to the fact that most of the contracts were entered into in January 2011 and had terms of twelve months, thereby expiring in December 2011. As requested, a note has been added to the financial statements to discuss prepaid expenses.

Statements of Cash Flows, page F-6

23.	As reported, stock valued at $1.2 million was issued for interest. However, on page F-4, total interest expense reported was only $614,408. Likewise, the cost of stock issued for services captioned herein appears to be significantly less than the cost of various issuances reported on pages 27, 28 and 35. Please advise or revise.

RESPONSE: The Company issued stock valued at $1.2 million for interest which included the interest accrued in the current year in the approximate amount of $575,000 as well as outstanding accrued interest, in the approximate amount of $625,000 from the prior year.

The cost of the stock issued for services captioned on page F-6 relates to shares issued for cash only. The total change in equity for the year ended June 30, 2011 was $7,943,908 of which $1,205,625 was issued for interest, $6,730,208 was issued for debt, and $1,100 was issued for services.

24.	Please revise to include non-cash charges associated with inventory impairment charges as reported on page F-9.

RESPONSE: Page F-9 has been revised to reflect the non-cash charges.

Note 7 – Equity, page F-16

Commitment, page F-17

25.	Please tell us the nature of the Sale Event which would entitle each cash lender to 200% of the original principal amount loaned by such lender to the Company pursuant to the July 2010 Bridge Loan Stock Purchase and Security Agreement.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

RESPONSE: Under the July 2010 Bridge Loan Stock Purchase and Security Agreement, a “Sale of the Company” is defined as: (i) a sale by the stockholders of the Company (in a stock sale, merger, consolidation or similar transaction) of all or substantially all of the issued and outstanding capital stock of the Company in a negotiated transaction; (ii) a sale by the Company of all or substantially all of the assets of the Company in a negotiated transaction; or (iii) the liquidation or dissolution of the Company.

Note 9- Subsequent Events, page F-19

26.	Please disclose the nature of financial guarantees related to the October 2011 stock issuance here and in your notes to the interim financial statements.

RESPONSE: The Company’s CEO personally guaranteed two company credit cards in the aggregate amount of $45,000. The notes to the financial statements have been revised to disclose the nature of the financial guarantees related to the October, 2011 stock issuances.

Note 2- Accounts Receivable, page F-26

27.	We note that your accounts receivable outstanding over 90 days increased significantly from $74,983 to $122,992. Please tell us the amount of your allowance for bad debts as of December 31, 2011 and why such allowance is appropriate considering the amount of your accounts receivable outstanding over 90 days.

RESPONSE: The amount of allowance for bad debts as of December 31, 2011 was $27,925. This reserve covered 60% of the three accounts that have been deemed as those that are most likely to request credits or default deemed “high risk.” (By March 31, 2012 the balance for the three accounts in the “high risk” category had been reduced by 20%.) In September of 2011, a new partner was engaged to distribute product into the retail channel, which resulted in the 65% increase in accounts receivable outstanding over 90 days. Management believes this receivable is fully collectable, and is negotiating a variety of mutually beneficial marketing credits for payment of this receivable with this partner.

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

Securities and Exchange Commission

June 11, 2012

Please do not hesitate to call Michael Laussade at (214)953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Charles R. Mollo
Charles R. Mollo
Chief Executive Officer

cc: Michael L. Laussade, Jackson Walker L.L.P.

APPENDIX A

INDUSTRY STUDIES

APPENDIX A

Statistic Numbers	Industry Analysis Cited	Page in this Appendix A
2009 Gallup U.S. Attitudes/Musical Instrument Players Survey		
1	In 2009, approximately three in five (58%) respondents reported having at least one household member who plays a musical instrument. This represents a 12% increase over the 52% reported in 2006	A-4
2	43% of households report having two or more persons who play musical instruments. This is the highest percentage reported	A-4
3	Per the US census, there are approximately 116 million households. Using the NAMM statistic that 58% of households report having at least one household member who plays an instrument, there are about 67 million people in the United States that play an instrument	A-4, A-5
4	85% of people in the United States say they wished they had learned to play a musical instrument; 69% would like to learn to play an instrument	A-6
First Research, a Dunn & Bradstreet Company		
5	Two-thirds of video Guitar Hero®/Rock Band® users say they are likely to play an instrument in two years. More than 80% say they would like to receive a musical instrument as a gift	A-9, A-10
6	30% of children play a musical instrument, 90% play video games	A-10
2010 Census Data		
7	There are about 63 million children in the United States between 5 and 19 years old	A-11
American Community Survey		
8	In the US, 36 Million people representing 12% of the civilian non-institutional population have disabilities	A-12
9	37% of adults 65 and older have disabilities	A-12
National Organization on Disability		
10	There are 54 million Americans with disabilities	A-13

A-1

2009

NAMM GLOBAL REPORT

A Statistical Review of the Music Products Industry: Featuring Music USA

NAMM®
believe in music

A-2

PEOPLE'S ATTITUDES TOWARD MUSIC

U.S. GALLUP POLL

AUSTRALIAN & UNITED KINGDOM NEXUS SURVEYS

COMBINED SURVEY COMPARISON

131

A-3

U.S. GALLUP POLL

Every three years NAMM, the International Music Products Association®, commissions the Gallup Organization to conduct a national telephone survey to profile U.S. household participation and attitudes regarding the playing of musical instruments and, where appropriate, compare these findings to previous national surveys. Data was compiled in early 2009.

The 2009 survey reported the highest percentage of households with at least one person currently playing an instrument.

PERCENTAGE OF HOUSEHOLDS THAT CURRENTLY HAVE AT LEAST ONE MUSICAL INSTRUMENT PLAYER
38%
50%
54%
52%
58%
1997
2000
2003
2006
2009

Supports statistic 1 and 3

43% of households, reporting in 2009, have two or more persons who play a musical instrument. This is the highest percentage reported.

PERCENTAGE OF HOUSEHOLDS WITH TWO OR MORE PLAYERS
34%
40%
38%
40%
43%
1997
2000
2003
2006
2009

Supports Statistic 2

132

A-4

U.S. Census Bureau

AMERICAN FactFinder

QT-P11 | Households and Families: 2010

2010 Census Summary File 1

NOTE: For information on confidentiality protection, nonsampling error, and definitions, see http://www.census.gov/prod/cen2010/doc/sf1.pdf.

Geography: United States

Subject	Number	Percent
HOUSEHOLD TYPE		
Total households	116,716,292	100.0
Family households [1]	77,538,296	66.4
Male householder	52,964,517	45.4
Female householder	24,573,779	21.1
Nonfamily households [2]	39,177,996	33.6
Male householder	18,459,253	15.8
Living alone	13,906,294	11.9
Female householder	20,718,743	17.8
Living alone	17,298,615	14.8
HOUSEHOLD SIZE		
Total households	116,716,292	100.0
1-person household	31,204,909	26.7
2-person household	38,242,628	32.8
3-person household	18,757,985	16.1
4-person household	15,625,246	13.4
5-person household	7,538,631	6.5
6-person household	3,074,699	2.6
7-or-more-person household	2,272,194	1.9
Average household size	2.58	(X)
Average family size	3.14	(X)
FAMILY TYPE AND PRESENCE OF RELATED AND OWN CHILDREN		
Families [3]	77,538,296	100.0
With related children under 18 years	38,464,921	49.6
With own children under 18 years	34,743,604	44.8
Under 6 years only	7,803,114	10.1
Under 6 and 6 to 17 years	7,052,535	9.1
6 to 17 years only	19,887,955	25.6
Husband-wife families	56,510,377	100.0
With related children under 18 years	25,268,244	44.7
With own children under 18 years	23,588,268	41.7
Under 6 years only	5,324,564	9.4
Under 6 and 6 to 17 years	5,112,604	9.0
6 to 17 years only	13,151,100	23.3
Female householder, no husband present families	15,250,349	100.0
With related children under 18 years	9,910,673	65.0
With own children under 18 years	8,365,912	54.9
Under 6 years only	1,704,292	11.2
Under 6 and 6 to 17 years	1,518,105	10.0
6 to 17 years only	5,143,515	33.7

Supports Statistic 3

X Not applicable.
[1] A household that has at least one member of the household related to the householder by birth, marriage, or adoption is a "Family household." Same-sex couple households are included in the family households category if there is at least one additional person related to the householder by birth or adoption. Same-sex couple households with no relatives of the householder present are tabulated

1 of 2 06/07/2012

A-5

Attitudes Toward Music
U.S. Gallup Poll

AGREEMENT WITH ATTITUDES
ABOUT LEARNING TO PLAY
Percentage who "completely or mostly agree"
2000
2003
2006
2009
87%
88%
85%
87%
17%
20%
23%
20%
Music is a Very Important Part of My Life
I'm Too Old to Learn to Play a Musical Instrument

AGREEMENT WITH ATTITUDES
ABOUT LEARNING TO PLAY
Percentage who "completely or mostly agree"
2000
2003
2006
2009
85%
85%
82%
85%
67%
67%
67%
69%
Wish Had Learned to Play a Musical Instrument
Would Like to Learn to Play a Musical Instrument

Supports Statistic 4

139

A-6

First Research

INDUSTRY PROFILE

Musical Instrument Stores

QUARTERLY UPDATE **3/16/2009**

SIC CODES: 5736

NAICS CODES: 451140

About First Research

First Research, a D&B company, is the leading provider of Industry Intelligence Tools that help sales and marketing teams perform faster and smarter, open doors and close more deals. First Research performs the "heavy lifting" by analyzing hundreds of sources to create insightful and easy to digest Industry Intelligence that can be consumed very quickly to better understand a prospect's or client's business issues. Customers include leading companies in banking, accounting, insurance, technology, telecommunications, business process outsourcing and professional services such as ADP, Bank of America, Merrill Lynch and Sprint. Used by more than 60,000 sales professionals, First Research can benefit any organization which has prospects in multiple industries.

Attention: This Industry Profile purchase is an individual license and is not to be distributed to additional individuals even within the same organization. For corporate or small business subscription information, visit www.firstresearch.com or call 866-788-9389.

A-7

Industry Overview

The musical instrument store industry includes about 4,500 stores (known in the industry as "dealers") with combined annual revenue of $5 billion. Major companies include Guitar Center, Sam Ash Music, and online dealers American Musical Supply and Sweetwater Sound. The industry is **fragmented**: the 50 largest companies hold 45 percent of the market.

COMPETITIVE LANDSCAPE

Consumer income and changes in musical tastes drive demand for musical instruments. The profitability of individual companies depends on **effective merchandising**. Small companies can compete effectively by specializing in personalized service or high-end instruments. Average annual revenue per employee is $150,000.

PRODUCTS, OPERATIONS & TECHNOLOGY

Major products include **guitars**, **pianos**, sound equipment, parts and accessories, and school music products. Guitar sales account for about **25 percent** of sales, traditional pianos for 20 percent, audio equipment for 15 percent, and electronic keyboards 10 percent. Other products include repairs, equipment leasing, and sheet music.

Musical instrument stores include **full-line stores** and **specialty stores** such as keyboard, school band music, and pro audio stores. Full-line stores offer a complete range of musical instruments and accessories. Keyboard stores specialize in traditional upright, grand, self-playing, and electronic pianos. School music stores sell band instruments to universities, high schools, and amateur players. Pro audio stores specialize in selling sound system equipment.

Full-line musical stores include **national chains** and **independent dealers**, as well as **big-box retailers** with a musical instrument department. National full-line chains operate in stand-alone buildings and strip malls, with stand-alone stores ranging from 12,000 to 30,000 square feet. Chains may also operate midsized stores within indoor shopping malls, and often own specialty stores under a different brand name. Specialty stores typically operate within 2,000 to 4,000 square feet of retail space, either as small stand-alone buildings or within strip malls. Many specialty stores supplement retail sales with an online store or through auction sites like eBay.

Full-line stores, school music stores, and sound stores all generate an average of approximately $1 million annually and average $210 in **revenue per square foot**. Keyboard stores generate more revenue: an average of $1.5 million annually and $225 per square foot.

Small specialty retailers are often family-owned businesses with a staff as few as two people. Chain stores typically employ 20 to 40, including an hourly commissioned sales staff, a salaried management team, and a warehouse manager.

Inventory assortment varies widely depending on the sales channel, store size, and product mix. Large full-line stores carry between 5,000 and 8,000 **stock-keeping units** (SKUs) in a physical store, but can offer up to 40,000 SKUs in an online catalog. Smaller specialty stores, particularly keyboard stores, may carry only 250 to 500 SKUs.

Full-line stores operate centralized distribution centers to support retail store operations. Products flow through the distribution facility and are drop-shipped to individual dealers. Large chains rely on automated **merchandise replenishment systems** to analyze and forecast sales for each product. Corporate buyers are assigned to manage sales for entire product categories such as guitars, accessories, and electronic instruments.

Small dealers juggle multiple ordering systems operated by distributors and manufacturers. Product orders can be placed online through a wholesaler or manufacturer's website, or via a print catalog.

SALES & MARKETING

The typical musical instrument customer is a **parent** buying an instrument or accessories for a young child or teenager.

Full-line stores manage **in-store promotional events** such as concerts, sweepstakes, inventory reduction programs, and celebrity appearances. Large chain stores often feature elaborate "Battle of the Bands" talent contests or establish social networking sites designed for musicians. Other large store marketing vehicles include newspaper, print, radio advertising, concert tour promotions, VIP purchasing programs, direct mail, and one-to-one email marketing.

Small stores typically rely on referrals, repeat business from loyal customers, and **service programs** such as lessons,

A-8

repairs, and rentals. Large contracts with neighboring universities or area churches can provide a significant boost to small specialty stores. Many specialty retailers establish **exclusive contracts** with instrument manufacturers.

The **typical price** of a traditional piano is around $8,000. Guitar prices average around $250, and violins typically about $300. Most musical instrument product categories have a low-, medium-, and high-end offering, with top-of-the-line products priced at five to ten times higher than the average price.

FINANCE & REGULATION

Dealers carry **large inventories**, which can range from 180 to 240 days in turnover. Pro audio retailers have the fastest inventory turn (twice), supporting lower gross margins compared to other specialty music dealers. Cash flow is somewhat **seasonal**, peaking during the winter holiday season and in fall for band instrument stores. Large dealers often seek additional **financing** from creditors to cover shortfalls when peak staffing, advertising, and liquidity needs exceed net cash flow. **Gross margins** range from 35 to 45 percent.

Dealers of all sizes typically lease space rather than own real estate.

Music dealers are **regulated** by state consumer laws and the FTC to ensure fair pricing and sales practices. Rent-to-own programs, which are very popular among music dealers and consumers, are regulated in 47 states. Manufacturers and distributors will often arrange extended credit terms with independent dealers on costly items such as pianos, organs, and bulk purchases of band instruments.

REGIONAL & INTERNATIONAL ISSUES

Dealers are concentrated in high-population states, operating in large cities and suburban areas.

China is the largest source of imports, mainly low-priced, low-to-mid quality instruments. Import dealers are susceptible to irregular inventory and increases in raw material and transportation costs.

HUMAN RESOURCES

Average wage is 30 percent lower than the US average. Music stores try hard to recruit musicians and enthusiasts to provide better customer service, but turnover is very high. The industry injury rate is much lower than the average within the retail trade.

Industry Employment Growth
Bureau of Labor Statistics

10%
5%
0%
-5%
7%
4%
2%
-3%
-2%
-3%
-2%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Dec 08
Total US
CEU4245114001 Musical instrument and supplies stores

Industry Indicators

US consumer spending, an indicator of music instrument sales, rose a slight 0.6 percent, primarily from services expenditures, in December 2008 compared to a year earlier.

US personal income, which drives consumer spending on musical instruments, rose 1.4 percent in December 2008 compared to a year earlier.

Quarterly Industry Update

Video Game Popularity Could Translate to More Instrument Sales - Two-thirds of players of the popular Guitar Hero and Rock Band video games said they are likely to begin playing a real musical instrument within two years,

Supports statistic 5

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according to a recent survey by Guitar Center. More than 80 percent of players said they'd like to receive a musical instrument as a gift. Accordingly, Guitar Center stores have seen strong sales of gear for first-time players.

Industry Employment Growth Exceeds National Rate - Total US employment in the musical instrument and supplies retail industry remained level in 2008, compared to the prior year. Industry employment, although flat, actually surpassed total US nonfarm employment, which fell 0.4 percent. Beating industry expectations and fears of slower consumer discretionary spending, 2008 industry employment showed an improvement over the annual declines of 0.3 percent and 3.4 percent in 2007 and 2006, respectively.

Imports Increased in 2008 - US imports of musical instruments increased 6.2 percent in 2008 compared to the previous year. Musical instrument stores can benefit from imports, which can broaden product selection. China and Indonesia continued to boost their imports by 14.7 percent and 34.4 percent respectively. Imports from Japan, another top importer, fell by 9 percent in 2008.

Business Challenges

CRITICAL ISSUES

Stagnant Consumer Demand - US sales of musical instruments have been stagnant for the past decade. With a wide range of choices for leisure activities, fewer children play musical instruments regularly. Only 30 percent of children play a musical instrument, yet 90 percent play video games an average of seven hours a week. Supports Statistic 6

Competition from Big-Box Retailers - Mass merchants such as Wal-Mart, Target, and Costco have entered the musical instrument market, selling entry-level guitars, electronic keyboards, and band instruments. Best Buy recently launched a musical instrument "store-within-a-store" concept. Over the past decade, the number of full-line and specialty music instrument stores declined 7 percent.

OTHER BUSINESS CHALLENGES

Competition from Used Instrument Sales - Musical instrument buyers are increasingly purchasing used products in pawn shops, thrift stores, and on Internet sites like eBay and Craigslist. As prices drop and the Internet demystifies the instrument buying experience, consumers are increasingly willing to purchase used instruments. Putting the buying and selling of instruments into the hands of consumers often bypasses the traditional instrument dealer.

Sales Tied to Economic Growth - As a luxury item, musical instrument sales are closely linked to the overall health of the US economy, particularly changes in consumer confidence and disposable personal income. Leading manufacturing economic indicators such as energy prices, raw material costs, and currency exchange rates also play a role in instrument pricing and demand.

High Employee Turnover - Wages for musical instrument store employees are less than for the average retail job. The industry, however, benefits from employees who are experienced and passionate about musical instruments. Specialty stores seek employees with in-depth knowledge of specific instruments, while full-line stores look for employees with a breadth of product knowledge. Both are difficult to recruit and retain when employers struggle to offer competitive wages.

Trends & Opportunities

BUSINESS TRENDS

Industry Concentration Rises - The four largest musical instrument firms generate over 30 percent of the total industry revenue; in 1997, they generated only 15 percent. For decades, many regional and independent full-line stores were the only music store in town. Now these stores face direct competition from expanding chains – most often Guitar Center, the so-called "Wal-Mart of music retail."

Declining Retail Prices - Typical instrument prices have dropped 10 to 50 percent in the past 10 years due to low-priced imports from China, competition from big-box retailers, and a lack of interest in instruments among American youth. Retailers must move more inventory to simply maintain historical revenue figures.

Declining Employment, Wages - Jobs at musical instrument stores have fallen nearly 10 percent in the past five years, while jobs at the retail level as a whole have remained flat. Regional chains are struggling to stay afloat, and many have closed or have been acquired. Salaries and commissions paid to full-line employees declined 25 percent from 2005 to

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U.S. Census Bureau

AMERICAN FactFinder

QT-P1 | Age Groups and Sex: 2010

2010 Census Summary File 1

NOTE: For information on confidentiality protection, nonsampling error, and definitions, see http://www.census.gov/prod/cen2010/doc/sf1.pdf.

Geography: United States

Supports statistic 7

Age	Number			Percent	
	Both sexes	Male	Female	Both sexes	Male
Total population	308,745,538	151,781,326	156,964,212	100.0	100.0
Under 5 years	20,201,362	10,319,427	9,881,935	6.5	6.8
5 to 9 years	20,348,657 *	10,389,638	9,959,019	6.6	6.8
10 to 14 years	20,677,194	10,579,862	10,097,332	6.7	7.0
15 to 19 years	22,040,343	11,303,666	10,736,677	7.1	7.4
20 to 24 years	21,585,999	11,014,176	10,571,823	7.0	7.3
25 to 29 years	21,101,849	10,635,591	10,466,258	6.8	7.0
30 to 34 years	19,962,099	9,996,500	9,965,599	6.5	6.6
35 to 39 years	20,179,642	10,042,022	10,137,620	6.5	6.6
40 to 44 years	20,890,964	10,393,977	10,496,987	6.8	6.8
45 to 49 years	22,708,591	11,209,085	11,499,506	7.4	7.4
50 to 54 years	22,298,125	10,933,274	11,364,851	7.2	7.2
55 to 59 years	19,664,805	9,523,648	10,141,157	6.4	6.3
60 to 64 years	16,817,924	8,077,500	8,740,424	5.4	5.3
65 to 69 years	12,435,263	5,852,547	6,582,716	4.0	3.9
70 to 74 years	9,278,166	4,243,972	5,034,194	3.0	2.8
75 to 79 years	7,317,795	3,182,388	4,135,407	2.4	2.1
80 to 84 years	5,743,327	2,294,374	3,448,953	1.9	1.5
85 to 89 years	3,620,459	1,273,867	2,346,592	1.2	0.8
90 years and over	1,872,974	515,812	1,357,162	0.6	0.3
Under 18 years	74,181,467	37,945,136	36,236,331	24.0	25.0
18 to 64 years	194,296,087	96,473,230	97,822,857	62.9	63.6
18 to 24 years	30,672,088	15,661,633	15,010,455	9.9	10.3
25 to 44 years	82,134,554	41,068,090	41,066,464	26.6	27.1
25 to 34 years	41,063,948	20,632,091	20,431,857	13.3	13.6
35 to 44 years	41,070,606	20,435,999	20,634,607	13.3	13.5
45 to 64 years	81,489,445	39,743,507	41,745,938	26.4	26.2
45 to 54 years	45,006,716	22,142,359	22,864,357	14.6	14.6
55 to 64 years	36,482,729	17,601,148	18,881,581	11.8	11.6
65 years and over	40,267,984	17,362,960	22,905,024	13.0	11.4
65 to 74 years	21,713,429	10,096,519	11,616,910	7.0	6.7
75 to 84 years	13,061,122	5,476,762	7,584,360	4.2	3.6
85 years and over	5,493,433	1,789,679	3,703,754	1.8	1.2
16 years and over	243,275,505	118,315,377	124,960,128	78.8	78.0
18 years and over	234,564,071	113,836,190	120,727,881	76.0	75.0
21 years and over	220,958,853	106,880,414	114,078,439	71.6	70.4
60 years and over	57,085,908	25,440,460	31,645,448	18.5	16.8
62 years and over	49,972,181	22,015,876	27,956,305	16.2	14.5
67 years and over	34,948,082	14,841,374	20,106,708	11.3	9.8
75 years and over	18,554,555	7,266,441	11,288,114	6.0	4.8
Median age (years)	37.2	35.8	38.5	(X)	(X)

* Added 63,066,19

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U.S. Census Bureau

AMERICAN FactFinder

S1810 | DISABILITY CHARACTERISTICS

2008-2010 American Community Survey 3-Year Estimates

Supporting documentation on code lists, subject definitions, data accuracy, and statistical testing can be found on the American Community Survey website in the Data and Documentation section.

Sample size and data quality measures (including coverage rates, allocation rates, and response rates) can be found on the American Community Survey website in the Methodology section.

Although the American Community Survey (ACS) produces population, demographic and housing unit estimates, for 2010, the 2010 Census provides the official counts of the population and housing units for the nation, states, counties, cities and towns. For 2008 to 2009, the Population Estimates Program provides intercensal estimates of the population for the nation, states, and counties.

Subject	United States				
	Total		With a disability		Percent with a disability
	Estimate	Margin of Error	Estimate	Margin of Error	Estimate
Total civilian noninstitutionalized population	301,501,772	+/-9,068	36,180,124	+/-67,199	12.0%
Population under 5 years	20,201,613	+/-5,849	153,059	+/-4,149	0.8%
With a hearing difficulty	(X)	(X)	99,611	+/-3,076	0.5%
With a vision difficulty	(X)	(X)	87,500	+/-3,136	0.4%
Population 5 to 17 years	53,780,305	+/-10,907	2,795,434	+/-16,545	5.2%
With a hearing difficulty	(X)	(X)	351,106	+/-7,108	0.7%
With a vision difficulty	(X)	(X)	410,255	+/-6,894	0.8%
With a cognitive difficulty	(X)	(X)	2,106,617	+/-13,019	3.9%
With an ambulatory difficulty	(X)	(X)	359,523	+/-5,378	0.7%
With a self-care difficulty	(X)	(X)	473,531	+/-5,640	0.9%
Population 18 to 64 years	189,239,988	+/-12,937	18,984,266	+/-50,099	10.0%
With a hearing difficulty	(X)	(X)	3,973,964	+/-18,930	2.1%
With a vision difficulty	(X)	(X)	3,306,048	+/-19,413	1.7%
With a cognitive difficulty	(X)	(X)	7,751,198	+/-29,123	4.1%
With an ambulatory difficulty	(X)	(X)	9,769,575	+/-38,225	5.2%
With a self-care difficulty	(X)	(X)	3,362,401	+/-18,193	1.8%
With an independent living difficulty	(X)	(X)	6,521,662	+/-24,255	3.4%
Population 65 years and over	38,279,866	+/-8,925	14,247,365	+/-24,512	37.2%
With a hearing difficulty	(X)	(X)	5,877,080	+/-16,655	15.4%
With a vision difficulty	(X)	(X)	2,735,992	+/-15,780	7.1%
With a cognitive difficulty	(X)	(X)	3,636,464	+/-18,189	9.5%
With an ambulatory difficulty	(X)	(X)	9,229,675	+/-25,437	24.1%
With a self-care difficulty	(X)	(X)	3,367,442	+/-18,544	8.8%
With an independent living difficulty	(X)	(X)	6,277,615	+/-17,775	16.4%
SEX					
Male	147,027,338	+/-17,406	17,236,270	+/-37,391	11.7%
Female	154,474,434	+/-15,096	18,943,854	+/-42,048	12.3%
RACE AND HISPANIC OR LATINO ORIGIN					
One Race	293,863,932	+/-51,606	35,339,109	+/-68,150	12.0%
White alone	224,500,663	+/-60,311	27,811,116	+/-65,394	12.4%
Black or African American alone	37,125,650	+/-28,689	5,066,234	+/-19,743	13.6%
American Indian and Alaska Native alone	2,443,361	+/-16,276	392,051	+/-6,109	16.0%
Asian alone	14,451,398	+/-21,059	913,315	+/-9,303	6.3%
Native Hawaiian and Other Pacific Islander alone	485,924	+/-5,401	45,282	+/-2,293	9.3%
Some other race alone	14,856,936	+/-63,183	1,111,111	+/-11,055	7.5%

Supports Statistic

Supports Statistic

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Our Mission:

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Supports statistic 10

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As employers increasingly place disability as a top diversity priority, persons with disabilities are actively recruited for a broad range of jobs and careers, and employers make reasonable accommodations to address their needs. Employers are rewarded by the skills, high productivity, and retention rates of workers with disabilities. In turn, persons with disabilities have positive financial incentives to work; are assured of continuing health benefits appropriate to their needs; are provided with the education and training to prepare them for productive careers; and enjoy the dignity, responsibility, and economic independence resulting from gainful employment.

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APPENDIX B

BRIDGE LOAN ISSUANCES

Name of Related Party	Original Amount of Principal of Bridge Loan	Total Amount of Interest Paid	Value of Common Stock Issued in Connection with the Bridge Loan	Number of Common Stock Shares Issued in Connection with the Bridge Loan	Total Value of the Bridge Loan Transaction to-Date	Series D Convertible Preferred Stock Issued Upon Conversion of the Outstanding Principal and Interest Under the Bridge Loan	Amount of Add'l Payment to be Made Upon Satisfaction of Certain Conditions*

About Design	$14,978	$63	$23	$22,500	$15,040	1,504	$-
CJMO, LLC	99,500	5,521	500	500,000	105,521	10,502	199,000
CMI International	49,750	2,113	250	250,000	51,863	5,186	-
Cody Myer	11,982	798	18	18,000	12,780	1,278	-
Creative Design, LLC	12,004	697	18	18,034	12,702	1,270	-
CRM 008 Trust	213,925	2,474	1,075	1,075,000	217,474	21,640	427,850
Durand Professional Svcs, LLC	29,955	1,994	45	45,000	31,949	3,195	-
Evolution Marketing, Inc.	75,886	2,012	121	121,500	77,898	7,790	-
Gary Bencar	42,836	716	64	64,350	43,552	4,355	-
Gerald H Riopelle	48,927	2,628	74	73,500	51,554	5,155	-
Gregory L Shafer	9,950	842	50	50,000	10,792	1,079	19,900
Jeff Doss	24,963	1,033	38	37,500	25,995	2,600	-
Jeffrey Harris	74,713	4,345	288	287,500	79,346	7,906	149,426
John Martin	18,652	1,083	28	28,020	19,735	1,974	-
La Luz, LLC	213,925	8,831	1,075	1,075,000	223,831	22,276	427,850
Mark Smith	19,970	83	30	30,000	20,053	2,005	-
New Vistas Investment Corp.	497,500	27,601	2,500	2,500,000	527,601	52,510	995,000
Richard F Dahlson	24,963	1,033	38	37,500	25,995	2,600	-
Robert A Flowers	323,550	25,672	1,450	1,450,000	349,222	34,922	547,250
Steven Grove	24,963	1,970	38	37,500	26,932	2,693	-
Thomas F Gardner	24,963	1,033	38	37,500	25,995	2,600	-
TM07 Investments, LLC	144,783	5,990	218	217,500	150,991	15,077	-
UE Corporation	11,982	1,014	18	18,000	12,996	1,300	-

TOTAL	$2,014,620	$99,546	$7,997	$7,993,904	$2,119,817	211,417	$2,766,276